Exhibit 8.1

LIST OF SUBSIDIARIES OF ARBE ROBOTICS LTD.

Name of Subsidiary	Jurisdiction of Incorporation
Arbe Robotics US, Inc	Delaware (USA)
Autobot HoldCo, Inc	Delaware (USA)
Shanghai Arbe Technologies Co., Ltd	People’s Republic of China